Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(millions of dollars)
Earnings, as defined:
Net income	$1,911	$1,923	$1,957	$1,615	$1,639
Income taxes	692	529	532	327	450
Fixed charges included in the determination of net income, as below	1,124	1,094	1,025	899	859
Amortization of capitalized interest	25	21	21	17	15
Distributed income of equity method investees	32	95	74	69	124
Less: Equity in earnings of equity method investees	13	55	58	52	93
Total earnings, as defined	$3,771	$3,607	$3,551	$2,875	$2,994

Fixed charges, as defined:
Interest expense	$1,038	$1,035	$979	$849	$813
Rental interest factor	52	41	32	28	28
Allowance for borrowed funds used during construction	34	18	14	22	18
Fixed charges included in the determination of net income	1,124	1,094	1,025	899	859
Capitalized interest	155	107	75	88	55
Total fixed charges, as defined	$1,279	$1,201	$1,100	$987	$914

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.95	3.00	3.23	2.91	3.28
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.